KHEOBA CORP.

24 Vazha-Pshavela St.

Tbilisi, Georgia 0105

(702) 833 9604

kheoba@yandex.com

August 8, 2023

Ms. Olivia Bobes

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	KHEOBA CORP.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 6, 2023
File No. 333-263020

Dear Ms. Bobes,

KHEOBA CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) amendment number 6 to the registration statement on Form S-1 (the “Registration Statement”) in response to the Commission’s comments, dated July 18, 2023 (the “Comment Letter”), with reference to the Company’s registration statement on Form S-1 filed with the Commission on July 6, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 5 to Registration Statement on Form S-1

Notes to Financial Statements

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1. We note your response to our prior comment 2 and the new disclosure on page F-7. In your disclosure you state, “The Company determines that the obligation is satisfied when the customer signs the act of acceptance.” In this regard, disclose if revenue is recognized at a point in time or over time and tell us how you considered ASC 606-10-25-27(a) when determining revenue recognition timing.

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RESPONSE:

We have amended our revenue recognition policy to clarify our revenue recognition policy, as follows:

Our performance obligation to plan and arrange trip are met when we finished with planning and arranging for the customers. Our performance obligation to perform assistance during the tour if needed is met when the tour is over in case no assistance is requested. Our obligation to perform the guided tours is met when we finish the guided tour and indication that guided tour is finished is signed by customers the act of acceptance of our services. The company determines that the obligation for guided tour is satisfied when the customer signs the act of acceptance. We consider the signing of the act of acceptance as the point in time when promised services is transferred to the customer.

Also, we have disclosed if revenue is recognized at a point in time or over time and clarified how we considered ASC 606-10-25-27(a) when determining revenue recognition timing:

The revenue is recognized as each performance obligation is completed. 20 % of the revenue recognized when the tour planning and arrangement for tour are completed ,30% of revenue recognized when assistance is completed and then the remaining 50% recognized once the guided tour is completed (after any guided tour services obligations are finished).

ASC 606-10-25-27(a) addresses revenue recognition over time, and it states that revenue should be recognized over time if one of the following conditions is met: (a) The customer receives and consumes the benefits provided by the entity’s performance as the entity performs.

We have determined that our performance obligations are typically satisfied at a point in time, such as completion of the service. As a result, revenue for each performance obligation is recognized at a point in time rather than over time.

Website Development Costs, page F-7

2. We note your response to comment 1 and new disclosure on page F-15. However, your disclosure still does not address when you start to capitalize website development costs and when you determine to begin amortization. Please revise your disclosure and refer to your basis in the accounting literature. Also, tell us why you have not recorded amortization expense for six months ended April 30, 2023

RESPONSE: We have revised our disclosure when we start to capitalize website development cost. We have referred to our basis in the accounting literature.as follows:

During the Website Application and Infrastructure Development Stage, the Company relied on Codification 350-50-25-7, which states “Costs to obtain and register an internet domain shall be capitalized under Section 350-30-25”.

Codification 350-50-25-6 states “Costs incurred to purchase software tools, or costs incurred during the application development stage for internally developed tools, shall be capitalized”.

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Based on the above, the Company website costs are capitalized.

Furthermore, we have revised our disclosure when we determine to begin amortization. We have referred to our basis in the accounting literature as follows:

The website was in developing process until June 30, 2023 and is up and running from July 1, 2023. Website amortization will begin in the quarter ending 07/31/2023.

Also, we have disclosed why we have not recorded amortization expense for six months ended April 30, 2023 as follows:

Website amortization will begin in the quarter ending 07/31/2023.

Please direct any further comments or questions you may have to the company at kheoba@yandex.com

Thank you.

Sincerely,

/s/ Gaga Gvenetatdze

Gaga Gvenetatdze, President

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